LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                         767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158

JESSE LYNN, ASSISTANT GENERAL COUNSEL                  DIRECT DIAL: 212-702-4331
                                                       EMAIL:  JLYNN@SFIRE.COM


                                 March 24, 2011

VIA EDGAR
---------
United States Securities and Exchange Commission
Division of Corporation Finance - Office of Mergers & Acquisitions One Station Place - 100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: David L. Orlic, Special Counsel

RE: MENTOR GRAPHICS CORPORATION ("MENTOR GRAPHICS")
    PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
    FILED BY HIGH RIVER LIMITED PARTNERSHIP AND OTHERS
    FILED ON MARCH 17, 2011
    FILE NO. 001-34795
    --------------------------------------------------

Ladies and Gentlemen:

     Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises
Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., Mr. Jos Maria Alapont, Mr. Brett Icahn, Mr. Carl C. Icahn, Mr. Gary Meyers and Mr. David Schechter (collectively, the "Participants"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received via fax on March 23, 2011, relating to the Preliminary Proxy Statement on Schedule 14A filed with the Commission by the Participants on March 17, 2011 (the "Schedule 14A"). The paragraph numbers set forth below correspond to those contained in the Comment Letter.

1. Broker Non-Votes, page 15

     The Participants hereby confirm that the definitive proxy materials will be revised to state that, unless a shareholder provides specific voting instructions to his or her broker, the broker will not have discretionary authority to vote the shareholder's shares of common stock on any of the items on the agenda.

2. Additional Information, page 19

     The Participants hereby confirm that: (i) they do not intend to disseminate definitive proxy materials to Mentor Graphics shareholders prior to the distribution of Mentor Graphics' proxy statement; and (ii) they understand that, if they do disseminate definitive proxy materials before distribution of Mentor Graphics' proxy statement, they must provide to security holders in that filing the information that was omitted in reliance upon Rule 14a-5(c).

     Each of the Participants hereby acknowledges that:

     - the Participant is responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4331 or Marc Weitzen, Esq. at (212) 702-4388.

                                                          Very truly yours,


                                                          /s/ Jesse Lynn
                                                          --------------
                                                          Jesse Lynn